Filed by Ecolab lnc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Apergy Corporation

SEC File No.: 001-38441

From: Deric Bryant

Subject: Our Plan to Spin Off and Merge ChampionX with Apergy

To: Global Upstream Associates

Team,

This morning, we announced that our transition from Nalco Champion Upstream to ChampionX is evolving in an exciting way that will accelerate our growth and build our future. Our Nalco Champion Upstream business will spin off from Ecolab to become ChampionX as announced; then we plan to merge our business with Apergy, a leading oilfield technology public company. This is a change to our original spin-off plan, but one that will give us incredible advantages in the marketplace and how we deliver value for our customers.

When we first learned about the spin-off, we were excited because it meant we would become a purpose-built organization completely focused on our customers and our market. This merger with Apergy helps us do that in an even better way. Together with Apergy, we will form a $3.5 billion global leader in our core markets with more than 8,000 talented people and a focused, differentiated product and service portfolio that will be more powerful than either of our organizations could offer alone.

Customers will appreciate our increased focus on their needs, and we will be the leader in chemical and artificial lift solutions that optimize their production and deliver unmatched value. Apergy can leverage our greater international scale to easily access new markets. We can leverage their leading digital offering in the oilfield. And we will both benefit by circling the customer with the industry’s best production technologies offering.

We have consistently said that as a stand-alone company, we would seek opportunities to grow in adjacent markets that build on our customer focus and ability to bring customer value. Now, we will create new opportunities for our people and create greater scale and financial strength for our organization. This merger advances our desires on all fronts, and it’s why I’m so positive about this new future. Our combined company will have great opportunities and increased ability to make smart investments to help us succeed.

As we have evaluated this merger, I have come to admire Apergy and gotten to know their leadership team. Our cultures are very similar. Their commitment to safety, people, customers, and servant leadership match what we value. I’m excited about the work ahead to complete our spin-off and work collaboratively with Apergy to plan how we will integrate our organizations and offerings.

You may get questions from customers about this announcement and what it means for them. We are providing messages for our teams to share. I know that each of you, like me, will be very positive as you learn the details. I am excited for our teams to share this news and about the incredible value we will deliver for customers as one organization following the completion of the spin-off and merger.

Nothing has changed in terms of our focus on the activities leading up to the spin-off. They are foundational to prepare us for becoming the market leader as ChampionX in a new way moving forward.  I’m looking forward to talking with you about this announcement and what it means for us at Thursday’s town hall webcast. I hope you can join me and learn more about the exciting future that ChampionX and Apergy will have together.

Best regards,

Deric D. Bryant

EVP, Global Upstream

Nalco Champion, an Ecolab company

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on  Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.